Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Ltd. Reports Fourth Quarter and Calendar 2015 Results

Holon, ISRAEL – February 9, 2016 – Compugen Ltd. (NASDAQ: CGEN), a leading predictive drug discovery company, today reported financial results for the fourth quarter and year ended December 31, 2015.

Anat Cohen-Dayag, Ph.D., Compugen’s President and Chief Executive Officer, stated, “This past year was a year of significant accomplishment for our company with respect to our unique discovery infrastructure and our target pipeline program.  Important to both was the demonstration of functional activity in preclinical models of cancer immunotherapy for an immune checkpoint antibody program for which the target had been predicted entirely in silico by Compugen. In addition to generating a compelling antibody drug program, this achievement provides a key demonstration of the predictive power of Compugen’s discovery capabilities.”

Dr. Cohen-Dayag continued, “Another key achievement was the aggressive advancement of a second immune checkpoint program, CGEN-15029, which is our leading internal immuno-oncology program. For this program, initiated only last year, we already have identified functional antibodies from which we will select our therapeutic clinical candidate. Outside of our immuno-oncology core focus, important progress was achieved during the year involving our ADC activities, in particular with our lead ADC program, CGEN-15027, and with our autoimmune product candidate, CGEN-15001.”

Dr. Cohen-Dayag concluded, “Looking ahead, with substantially expanded capabilities and capacity, during 2016 our R&D focus will be on the advancement of these programs, the addition of immuno-oncology programs based on targets now undergoing validation, and further target discovery efforts.”

Revenues for the fourth quarter of 2015 were $8.3 million, compared with $6.6 million in the comparable period of 2014. The increase in revenues is attributed to achievement of the third milestone in the amount of $7.8 million in 2015, compared with $6.0 million in the comparable period of 2014, relating to the August 2013 collaboration and license agreement with Bayer Healthcare (the “Bayer agreement”).   Revenues for the year ended December 31, 2015 were $9.3 million, compared with $12.4 million in the comparable period of 2014. The decrease in revenues is attributable to the relevant portions of the non-refundable upfront payment relating to the Bayer agreement.

R&D expenses for the fourth quarter and year ended December 31, 2015 were $5.8 million and $21.2 million, respectively, compared with $4.8 million and $15.1 million in the comparable periods in 2014. The increase in both cases primarily reflects a substantial increase in the activities involving our pipeline program candidates, including the hiring of additional professional employees and advisors to support pre-clinical activities as well as the full impact of the move to new facilities in South San Francisco which occurred in mid-2014.

Net loss for the fourth quarter of 2015 was $0.5 million, or $0.01 per diluted share, compared with a net loss of $1.5 million, or $0.03 per diluted share, in the comparable period of 2014. Net loss for the year ended December 31, 2015 was $20.2 million, or $0.40 per diluted share, compared with a net loss of $11.1 million, or $0.26 per diluted share, in the same period of 2014.

As of December 31, 2015, cash, cash related accounts, short-term and long-term bank deposits totaled $81.4 million, compared with $108.4 million at December 31, 2014. Cash balances for December 31, 2015 do not include the expected payment from Bayer HealthCare in connection with the third milestone of $7.8 million, which will be remitted during the first quarter of 2016.  The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and yearend 2015 results today, February 9, 2016, at 10:00 a.m. ET. To access the conference call, please dial 1-888-668-9141 from the US, or +972-3-918-0609 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the US or +972-3-925-6925 internationally. The replay will be available through February 11, 2016.

(Tables to follow)

About Compugen
Compugen is a leading drug discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The Company’s current pipeline primary focus is on immune checkpoint target candidates discovered by the Company, potentially providing the basis for a next wave of therapeutics for cancer immunotherapy. Compugen’s business model is based on selectively entering into collaborations for its novel targets and drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Holon, Israel, with R&D facilities in Holon and South San Francisco. At the US facilities, monoclonal antibody therapeutic candidates are discovered and developed against the Company’s novel target candidates. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and may not be successful in generating revenues, and the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2015	2014	2015	2014

Revenues	8,313	6,552	9,277	12,367
Cost of revenues	1,036	987	1,633	3,344
Gross profit	7,277	5,565	7,644	9,023

Operating expenses
Research and development expenses, net	5,801	4,848	21,245	15,074
Marketing and business development expenses	564	400	1,309	838
General and administrative expenses	1,639	1,432	6,008	5,448
Total operating expenses	8,004	6,680	28,562	21,360

Operating loss	(727)	(1,115)	(20,918)	(12,337)
Financing and other income (loss), net	645	(67)	1,145	1,603
Net loss before taxes	(82)	(1,182)	(19,773)	(10,734)
Taxes on income	390	300	390	360
Net loss	(472)	(1,482)	(20,163)	(11,094)

Basic net loss per ordinary share	(0.01)	(0.03)	(0.40)	(0.23)
Weighted average number of ordinary shares used in computing basic net loss per share	50,526,584	50,144,787	50,437,040	47,808,855
Diluted net loss per ordinary share	(0.01)	(0.03)	(0.40)	(0.26)
Weighted average number of ordinary shares used in computing diluted net loss per share	50,526,584	50,144,787	50,437,040	48,387,063

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,
	2015	2014
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	81,421	73,328
Investment in Evogene	426	1,054
Trade receivable	7,800	-
Other accounts receivable and prepaid expenses	1,352	716
Total current assets	90,999	75,098

Non-current assets
Long-term bank deposits	-	35,026
Non-current prepaid expenses	101	108
Severance pay fund	2,179	2,024
Property and equipment, net	6,028	2,730
Total non-current assets	8,308	39,888

Total assets	99,307	114,986

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	6,542	4,379
Deferred revenues	312	1,789
Research and development funding arrangement	-	421
Total current liabilities	6,854	6,589

Non-current liabilities
Accrued severance pay	2,556	2,281
Total non-current liabilities	2,556	2,281

Total shareholders' equity	89,897	106,116
Total liabilities and shareholders' equity	99,307	114,986